UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

ONEOK PARTNERS, L.P.
(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)

68268N103
(CUSIP Number)

Eric Grimshaw
Corporate Secretary and Associate General Counsel
ONEOK, Inc.
100 West Fifth Street
Tulsa, OK 74103
(918) 588-7908
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68268N103	Page 2 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ONEOK PARTNERS GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 500,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(1)
14	TYPE OF REPORTING PERSON OO (LIMITED LIABILITY COMPANY)

_____________________
(1)   Percentage has been determined assuming the conversion of Class B Units held by ONEOK, Inc. into Common Units.

CUSIP No. 68268N103	Page 3 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ONEOK, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Please see item 3), WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION OKLAHOMA
NUMBER OF SHARES	7	SOLE VOTING POWER 41,894,126(2)
BENEFICIALLY OWNED	8	SHARED VOTING POWER 500,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 41,894,126(2)
PERSON WITH	10	SHARED DISPOSITIVE POWER 500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,394,126(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.7%(3)
14	TYPE OF REPORTING PERSON CO (CORPORATION)

_____________________
(2) The number of Common Units reported as beneficially owned includes Common Units obtainable upon conversion of Class B Units held by ONEOK, Inc.
(3)  Percentage has been determined assuming the conversion of Class B Units held by ONEOK, Inc. into Common Units.

ITEM 1.                  Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of ONEOK Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 100 West 5th Street, Suite 1831, Tulsa, Oklahoma, 74103-4298.

ITEM 2.                  Identity and Background.

(a)  This Schedule 13D is filed by ONEOK, Inc., an Oklahoma corporation (“ONEOK”) and ONEOK Partners GP, L.L.C., a Delaware limited liability company (“ONEOK GP” and, together with ONEOK, the “Reporting Persons”).  ONEOK owns directly 100% of the membership interests of ONEOK GP.  ONEOK GP is the sole general partner of the Issuer.

(b)  The business address of each of the Reporting Persons is 100 West 5th Street, Suite 1831, Tulsa, Oklahoma, 74103-4298.

(c)  The principal business of ONEOK is to purchase, transport, store and distribute natural gas.  The principal business of ONEOK GP is to hold general partner interests and limited partner interests in the Issuer and to manage the business and affairs of the Issuer.

(d) – (e) During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the executive officers or directors of each of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of each of the Reporting Persons, as required by Item 2 of Schedule 13D, is provided on Schedule I and is incorporated by reference herein.

ITEM 3.                  Source and Amount of Funds or Other Consideration.

The Issuer was formed on July 13, 1993 as a Delaware limited partnership under the name of Northern Border Partners, L.P.  At the time of formation, the Issuer had three general partners, one of which was Northern Plains Natural Gas Company, LLC (now ONEOK GP).  In connection with the closing of the initial public offering of common units of Northern Border Partners, L.P. in September 1993, Northern Plains Natural Gas Company (together with the other two general partners of Northern Border Partners, L.P.) contributed all of their interests in Northern Border Pipeline Company to Northern Border Partners, L.P., in exchange for general partner interests, subordinated units and common units.  Northern Plains Natural Gas Company, LLC sold such common units in the initial public offering.  As of March 14, 2008, ONEOK GP is the record and beneficial owner of 500,000 Common Units in the Issuer, which represent a portion of the subordinated units received in the initial public offering that were subsequently converted into common units upon expiration of the applicable subordination period.

On April 6, 2006, pursuant to the Contribution Agreement, dated as of February 14, 2006, between ONEOK, the Issuer, and Northern Border Intermediate Limited Partnership (a wholly owned subsidiary of the Issuer), ONEOK contributed to the Issuer its entire gathering and processing segment, its entire pipelines and storage segment and its entire natural gas liquids segment in exchange for the issuance by the Issuer to ONEOK of 36,494,126 Class B Units representing limited partner interests in the Issuer.  As of the date of this filing, the Class B Units may be converted, at ONEOK’s option, into Common Units on a one-for-one basis.

On March 14, 2008, concurrently with the public offering (“Offering”) of 2,500,000 of its Common Units at an offering price of $58.10 per unit, pursuant to the Common Unit Purchase Agreement, dated March 11, 2008, between the Issuer and ONEOK, the Issuer sold 5,400,000 of its Common Units to ONEOK in a private placement (“Private Placement”) at a purchase price of $56.15 per unit, which reflects the price per Common Unit, net of underwriting discounts and commissions, received by the Issuer in the Offering.  The foregoing description of the Common Unit Purchase Agreement is qualified in its entirety by reference to such Common Unit Purchase Agreement, filed as Exhibit 1.2 to the Issuer’s current report on Form 8-K filed on March 12, 2008 (File No. 1-12202) and is incorporated herein by reference.  The source of funds for the purcase of Common Units in the Private Placement was available cash and short-term borrowings pursuant to ONEOK’s existing commercial paper program.

ITEM 4.                  Purpose of Transaction.

The Reporting Persons acquired the Common Units and Class B Units reported herein for investment purposes.

ONEOK GP is the sole general partner of the Issuer.  As sole general partner of the Issuer, ONEOK GP has sole responsibility for conducting the Issuer’s business and for managing its operations.  In addition, under the Limited Liability Company Agreement of ONEOK GP, dated May 16, 2006 (“ONEOK GP LLC Agreement”), ONEOK, as the sole member, has the right to elect the members of the board of directors of ONEOK GP.  Certain of ONEOK’s executive officers and directors also serve as executive officers or directors of ONEOK GP.  Accordingly, ONEOK GP, acting as general partner, together with ONEOK, may from time to time, consider various plans or proposals which are of the type enumerated in Item 4(a)-(j) of Schedule 13D.

The Reporting Persons may determine at any time to acquire additional Common Units or other securities of the Issuer or to sell Common Units or Class B Units.  Any additional purchases of Common Units or other securities of the Issuer may be made in the open market, pursuant to private transactions (which may be with the Issuer or with third parties), or otherwise.  In determining from time to time whether to acquire, sell or retain Common Units, Class B Units or any other securities of the Issuer, the Reporting Persons will take into consideration such factors as they deem relevant, including the business, prospects and financial condition of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.

ITEM 5.                  Interests in Securities of the Issuer.

(a)-(b) Based upon 46,397,214 Common Units outstanding as of February 20, 2008 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007, and including 7,900,000 Common Units issued pursuant to the Offering and Private Placement1, and assuming conversion of the 36,494,126 Class B Units held by ONEOK, as of March 14, 2008, the total number of outstanding Common Units is 90,791,340.

ONEOK is the record and beneficial owner possessing the sole power to vote or direct the vote and to dispose or to direct the disposition of 5,400,000 Common Units and 36,494,126 Class B Units, each of which Class B Units is convertible, at ONEOK’s option, into one Common Unit.  In addition, as the owner of all of the outstanding membership interests of ONEOK GP, ONEOK may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 500,000 Common Units held of record by ONEOK GP.  Accordingly, ONEOK may be deemed to beneficially own an aggregate of 42,394,126 Common Units representing, in the aggregate, approximately 46.7% of the outstanding Common Units.  In addition, ONEOK may be deemed to beneficially own the 2% general partner interest in the Issuer held by ONEOK GP.

ONEOK GP is the record and beneficial owner of 500,000 Common Units which represents approximately 0.6% of the outstanding Common Units.  As described above, ONEOK GP may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 500,000 Common Units with ONEOK.  ONEOK GP also directly owns the 2% general partner interest in the Issuer.

Schedule 1 sets forth, to the Reporting Person’s knowledge, the aggregate number and percentage of Common Units beneficially owned by the executive officers and directors of the Reporting Persons and any transactions in the Common Units which have been effected by such persons in the past 60 days.

(c) Except for the Common Units issued pursuant to the Offering and Private Placement, none of the Reporting Persons have effected any transactions in the Common Units during the past 60 days.

(d) Except for the Reporting Persons with respect to the Common Units beneficially owned by them and, for the executive officers and directors of the Reporting Persons with respect to the Common Units disclosed on Schedule 1, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the executive officers and directors of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

ONEOK GP, as the sole general partner of the Issuer, ONEOK, as a limited partner of the Issuer, and all other limited partners of the Issuer are party to the Issuer’s Third Amended and Restated Agreement of Limited Partnership, dated September 15, 2006, as amended (the “Partnership Agreement”).  Pursuant to the terms of the Partnership Agreement, the Reporting Persons have certain rights, including without limitation, with respect to receipt of distributions, issuance of additional limited partner interests, voting rights and the registration of Common Units.  A more complete summary of the terms of the Partnership Agreement is contained in Amendment No. 2 to the registration statement of the Issuer on Form 8-A (File No. 1-12202) filed on September 19, 2006 which summary is incorporated herein in its entirety by reference.

To the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, and between such persons and any other person, with respect to any securities of the Issuer.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K, filed on September 19, 2006 (File No. 1-12202), and Amendment No.1 thereto filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q, filed on August 3, 2007 (File No. 1-12202)), each of which is incorporated in its entirety in this Schedule 13D. References to, and descriptions of, the ONEOK GP LLC Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the ONEOK GP LLC Agreement filed as Exhibit 3.6 to the Issuer’s quarterly report on Form 10-Q for the period ended June 30, 2006, filed on August 4, 2006 (File No. 1-12202)), which is incorporated in its entirety in this Item 6.

ITEM 7.                  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of March 19, 2008, between ONEOK, Inc. and ONEOK Partners GP, L.L.C.
Exhibit B
Common Unit Purchase Agreement, dated March 11, 2008, between ONEOK Partners, L.P. and ONEOK, Inc. (incorporated by reference to Exhibit 1.2 to ONEOK Partners, L.P.’s  Form 8-K filed on March 12, 2008 (File No. 1-12202)) and incorporated herein in its entirety by reference.

Exhibit C
Third Amended and Restated Agreement of Limited Partnership of ONEOK Partners, L.P. dated as of September 15, 2006 (incorporated by reference to Exhibit 3.1 to ONEOK Partners, L.P.’s Form 8-K filed on September 19, 2006 (File No. 1-12202)) and incorporated herein in its entirety by reference.

Exhibit D
Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of ONEOK Partners, L.P. dated July 20, 2007 (incorporated by reference to Exhibit 3.1 to ONEOK Partners, L.P.’s Form 10-Q filed on August 3, 2007 (File No. 1-12202)) and incorporated herein in its entirety by reference.

Exhibit E
Second Amended and Restated Limited Liability Company Agreement of ONEOK Partners GP, L.L.C. effective May 17, 2006 (incorporated by reference to Exhibit 3.6 to ONEOK Partners, L.P.’s Form 10-Q for the period ended June 30, 2006, filed on August 4, 2006 (File No. 1-12202)) and incorporated herein in its entirety by reference.

1 In connection with the Offering, the Issuer has granted the underwriters the right to purchase up to an aggregate of 375,000 Common Units at the public offering price, less underwriting discounts and commissions payable by the Issuer, to cover over-allotments, if any, within 30 days from March 14, 2008.  The Private Placement to ONEOK is not subject to an over-allotment option or the payment of any underwriting discounts or commissions to the underwriters.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2008

ONEOK, INC.

By:	/s/ John R. Barker
Name: John R. Barker
Title: Senior Vice President – General Counsel and Assistant Secretary

ONEOK PARTNERS GP, L.L.C.

By:	/s/ John R. Barker
Name: John R. Barker
Title: Executive Vice President – General Counsel and Secretary

 SCHEDULE I

Executive Officers of ONEOK, Inc.
Unless otherwise specified below, the citizenship of each person listed below is the United States of America and the business address of each person listed below shall be:
c/o ONEOK, Inc.
100 West Fifth Street
Tulsa, OK 74103

David L. Kyle
Principal Occupation: Chairman of the Board of Directors
Amount Beneficially Owned: 50,000 (less than 0.1%)

John W. Gibson
Principal Occupation: Chief Executive Officer
Amount Beneficially Owned: 5,000 (less than 0.1%)1

James C. Kneale
Principal Occupation: President and Chief Operating Officer
Amount Beneficially Owned: 0

Curtis L. Dinan
Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer
Amount Beneficially Owned: 0

John R. Barker
Principal Occupation: Senior Vice President and General Counsel
Amount Beneficially Owned: 1,500 (less than 0.1%)

Caron A. Lawhorn
Principal Occupation: Senior Vice President and Chief Accounting Officer
Amount Beneficially Owned: 0

Board of Directors of ONEOK, Inc.
Unless otherwise specified below, the citizenship of each person listed below is the United States of America and the business address of each person listed below shall be:
c/o ONEOK, Inc.
100 West Fifth Street
Tulsa, OK 74103

William M. Bell
Principal Occupation: Vice Chairman, BancFirst, Oklahoma City, Oklahoma
Amount Beneficially Owned: 0

James C. Day
Principal Occupation: Chairman of the Board, Noble Corporation, Sugar Land, Texas
Amount Beneficially Owned: 0

Julie H. Edwards
Principal Occupation: Retired
Amount Beneficially Owned: 0

William L. Ford
Principal Occupation: President, Shawnee Milling Company, Shawnee, Oklahoma
Amount Beneficially Owned: 0

John W. Gibson
(see above)

David L. Kyle
(see above)

Bert H. Mackie
Principal Occupation: Vice Chairman of the Board and Director, Security National Bank, Enid, Oklahoma
Amount Beneficially Owned: 0

Jim W. Mogg
Principal Occupation: Retired Chairman of the Board, DCP Midstream Partners, Hydro, Oklahoma
Amount Beneficially Owned: 1,000 (less than 0.1%)

Pattye L. Moore
Principal Occupation: Business Strategy and Communications Consultant, Pattye L. Moore & Associates, LLC, Oklahoma City, Oklahoma
Amount Beneficially Owned: 0

Gary D. Parker
Principal Occupation: President, Moffitt, Parker & Company, Inc., Muskogee, Oklahoma
Amount Beneficially Owned: 0

Eduardo A. Rodriguez
Principal Occupation: President, Strategic Communication Consulting Group, El Paso, Texas
Amount Beneficially Owned: 0

David J. Tippeconnic
Principal Occupation: Chief Executive Officer, Arrow-Magnolia International Inc., Dallas, Texas
Amount Beneficially Owned: 0

Mollie B. Williford
Principal Occupation: Chairman, The Williford Companies, Tulsa, Oklahoma
Amount Beneficially Owned: 0

Directors and Executive Officers of ONEOK GP, L.L.C.
Unless otherwise specified below, the citizenship of each person listed below is the United States of America and the business address of each person listed below shall be:
c/o ONEOK Partners, L.P.
100 West Fifth Street
Tulsa, OK 74103

John W. Gibson, Chairman of the Board, President and Chief Executive Officer
(see above)

James C. Kneale, Director
(see above)

Curtis L. Dinan, Director and Senior Vice President, Chief Financial Officer and Treasurer
(see above)

John R. Barker, Executive Vice President, General Counsel and Secretary
(see above)

Caron A. Lawhorn, Senior Vice President and Chief Accounting Officer
(see above)

Gary N. Peterson
Principal Occupation: Director
Amount Beneficially Owned: 5,892 (less than 0.1%)

Gerald B. Smith
Principal Occupation: Director
Amount Beneficially Owned: 0

Gil J. Van Lunsen
Principal Occupation: Director
Amount Beneficially Owned: 0

Transactions effected by any of the Persons listed above in the past 60 days

On March 11, 2008, Mr. Kyle acquired in the open market (i) 100 of such Common Units listed above at a price per Common Unit of $57.76, (ii) 100 of such Common Units listed above at a price per Common Unit of $57.73, (iii) 400 of such Common Units listed above at a price per Common Unit of $57.78, (iv) 500 of such Common Units listed above at a price per Common Unit of $57.80, (v) 1,000 of such Common Units listed above at a price per Common Unit of $57.83, (vi) 100 of such Common Units listed above at a price per Common Unit of $57.79, (vii) 1,700 of such Common Units listed above at a price per Common Unit of $57.84, (viii) 1,400 of such Common Units listed above at a price per Common Unit of $57.85, (ix) 300 of such Common Units listed above at a price per Common Unit of $57.88, (x) 2,000 of such Common Units listed above at a price per Common Unit of $57.89, and (xi) 7,400 of such Common Units listed above at a price per Common Unit of $57.92.

On March 14, 2008, Mr. Gibson acquired in the open market (i) 100 of such Common Units listed above at a price per Common Unit of $57.47, and (ii) 2,400 of such Common Units listed above at a price per Common Unit of $57.49.

On March 14, 2008, Mr. Barker acquired in the open market (i) 1,100 of such Common Units listed above at a price per Common Unit of $57.55, (ii) 300 of such Common Units listed above at a price per Common Unit of $57.56, and (iii) 100 of such Common Units listed above at a price per Common Unit of $57.54.

1Mr. Gibson holds 2,500 of such listed Common Units in joint tenancy with his wife and, therefore, Mr. Gibson has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of such Common Units; Mr. Gibson’s wife also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units.

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each of the undersigned.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

March 19, 2008

ONEOK, INC.

By:	/s/ John R. Barker
Name: John R. Barker
Title: Senior Vice President – General Counsel and Assistant Secretary

ONEOK PARTNERS GP, L.L.C.

By:	/s/ John R. Barker
Name: John R. Barker
Title: Executive Vice President – General Counsel and Secretary